1500 CHERRY STREET
                           MT. CARMEL, ILLINOIS 62863



February 10, 2000

Securities and Exchange Commission
450 Fifth Street
Washington, DC  20549

Re:      Home Building Bancorp, Inc.
         Commission File No. 0-24896

We were previously the principal accountant for Home Building Bancorp, Inc. and, under the date of November 4, 1999, we reported on the consolidated financial statements of Home Building Bancorp, Inc. and subsidiaries as of and for the years ended September 30, 1999, 1998 and 1997. On January 21, 2000, we resigned. We have read Home Building Bancorp, Inc.'s statements included under Item 4 of its Form 8-K, dated January 28, 2000, and we do not agree completely with the statements for the following reasons:

         We believe our inquiries of management regarding loans and the segregation of duties with respect to loan originations and renewals, and management's representations to us in response to those inquiries were in no way specific to a certain class of loans or exclusive of a certain class of loans. Only upon learning of a defalcation by an employee were we informed of the limitations of management's responses to our inquiries. In addition, we had been informed mitigating controls were in place for close management review of loan originations and renewals, which had not been performed. Finally, we had previously directed management's attention to questionable activities conducted by the alleged perpetrator of a defalcation. Management represented to us a thorough investigation had been conducted by management with no indications of any wrong-doing.

         Our consideration of the internal control structure of Home Building Bancorp, Inc. was solely for the purpose of planning our audit procedures for the purpose of expressing our opinion on the financial statements of Home Building Bancorp, Inc. and not to provide assurances as to the adequacy of the internal control system. Often, suggestions for improving internal controls are made based on management's representations indicating certain weaknesses. Subsequent corrections of these weaknesses had also been represented by management and reported as such by us. We did not express an opinion on internal control.

         We believe the quarterly agreed upon procedures were in no way related to this matter. The scope of procedures performed and the adequacy of such procedures were solely the responsibility of the audit committee of the board of directors.

We are in agreement with management's statements regarding no vote had been taken at the annual meeting. We also agree, our reports did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. We also agree there were no disagreements on any matter of accounting principles, financial statement disclosure or audit scope.

Very truly yours,

/s/ Kemper CPA Group LLC

Certified Public Accountants and Consultants